

August 1, 2013

<u>Via E-mail</u>
William H. Shea, Jr.
Chief Executive Officer
PVR Partners, L.P.
Three Radnor Corporate Center
100 Matsonford Road Suite 301
Radnor, Pennsylvania 19087

      Re: PVR Partners, L.P.
             Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 27, 2013
             File No. 001-16735

Dear Mr. Shea:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Jennifer Thompson   for

             Mara L. Ransom
             Assistant Director